

October 29, 2010

Via U.S. Mail

Robert M. Le Blanc
Director
Onex Rescare Acquisition, LLC
712 Fifth Avenue, 40th Floor
New York, NY 10019

      Re: **Res-Care, Inc.**
             Amendment No. 2 to Schedule TO-T/13E-3
             Filed on October 25, 2010
             Filed by Onex Rescare Acquisition, LLC et al.
             File No. 005-49827

Dear Mr. Le Blanc:

We have reviewed your filing and have the following comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Offer to Purchase

Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange, page 14

1.   In response to comment 10 in our letter dated October 18, 2010, you have added a paragraph on page 16 setting forth the percentage interest of the Onex Investors in net book value and net earnings of the target. Please provide this information in dollar amounts as well, both before and after the transaction, or advise. See Instruction 3 to Item 1013 of Regulation M-A. If the current net book value is greater than the offer price, disclose what consideration was given to this factor by the filing persons, in accordance with comment 11 in our letter dated October 18, 2010.

Source and Amount of Funds, page 43

2.   We note your response to comment 17 in our letter dated October 18, 2010. Please revise to disclose that currently you do not have any third-party financing arrangements. Refer to Item 1007(b) of Regulation M-A.

Conditions to the Offer, page 43

3.   We note your response to comment 18 in our letter dated October 18, 2010. Please revise the final paragraph of this section to clarify that all conditions must be satisfied of waived at or before the expiration of the offer, except for those conditions related to the receipt of government regulatory approvals.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (212) 836-8211
        Joel I. Greenberg, Esq.
        Kaye Scholer LLP